Exhibit 12

Limited Brands, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	For the Fiscal Years Ended
	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003	February 2, 2002
Earnings:
Income before income taxes, minority interest and cumulative effect of change in accounting principle	$958	$1,116	$1,166	$843	$946
Fixed charges	247	225	228	197	199
Distributions from equity method investments, net of income or loss from equity investees	26	11	17	39	28

Total earnings	$1,231	$1,352	$1,411	$1,079	$1,173

Fixed charges:
Portion of minimum rent representative of interest	$153	$167	$166	$167	$165
Interest on indebtedness	94	58	62	30	34

Total fixed charges	$247	$225	$228	$197	$199

Ratio of earnings to fixed charges	5.0	6.0	6.2	5.5	5.9